UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 29, 2025, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), received a delisting determination notice from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that given its Class A shares, par value US$0.10 per share (the “Class A Shares”), had a closing bid price at less than $1 over the previous 30 consecutive business days, the Company is not in compliance with the minimum bid price requirement as set forth in Listing Rule 5550(a)(2). Further, because the Company is not eligible for any compliance period since the Company has effected a reverse stock split over the prior one-year period, pursuant to Listing Rule 5810(c)(3)(A)(iv), the Class A Shares will be scheduled for delisting from Nasdaq at the opening of business on February 7, 2025, unless the Company requests an appeal of such determination to a hearings panel (the “Panel”).

The Company intends to timely request a hearing before the Panel. The request will stay the suspension of the Company’s securities and the delisting process pending the Panel’s decision. While the appeal is pending, the Class A Shares will continue to trade on Nasdaq under the symbols “RETO.” There can be no assurance that the Panel will grant the Company an extension period or that the Company will ultimately regain compliance with all applicable requirements for continued listing on Nasdaq.

On February 4, 2025, the Company issued a press release announcing receipt of the delisting notice. A copy of the please release is attached hereto as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, and (iii) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2025	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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